FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 6/3/2009

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a summary of the resolutions adopted in the annual general meeting of shareholders of Ternium S.A. held on June 3, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raul Darderes
Name: Raul Darderes
Title: Secretary of the Board of Directors

Dated: June 3, 2009

Summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”) held on June 3, 2008 at 46A, avenue John F. Kennedy, L-1855 Luxembourg, at 2:30 p.m. (C.E.T.) (the “Meeting”)

1) Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.

The Meeting resolved to approve the Company’s consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, after due consideration of the reports of the Board of Directors and the independent auditors on such consolidated financial statements.

2) Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2008.

The Meeting resolved to approve the Company’s annual accounts as at December 31, 2008, after due consideration of the reports of the Board of Directors and the independent auditor on such annual accounts.

3) Allocation of results.

The Meeting resolved to allocate the net profit of the year ended December 31, 2008 of USD225,455,160.00; to the Company’s retained earnings account.

4) Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2008.

The Meeting resolved to discharge all of those who were members of the Board of Directors during the year ended December 31, 2008, from any liability in connection with the management of the Company’s affairs during such year.

5) Election of the members of the Board of Directors.

The Meeting resolved that each of Messrs. Mr. Ubaldo Aguirre; Mr. Roberto Bonatti, Mr. Wilson Nélio Brumer, Mr. Marco Antônio Soares da Cunha Castello Branco; Mr. Carlos Condorelli, Pedro Pablo Kuczynski; Mr. Adrian Lajous Vargas; Mr. Bruno Marchettini; Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca and Mr. Daniel Agustin Novegil be re-appointed as a member of the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2009 accounts.

6) Compensation of the members of the Board of Directors.

The Meeting resolved that each of the members of the Board of Directors receive an amount of USD 70,000.00 as compensation for their services during the fiscal year 2009, and that the Chairman of the Board of Directors receive, further, an additional fee of USD 280,000.00.

The Meeting further resolved that the directors who are members of the audit committee each receive an additional fee of USD50,000, and that the Chairman of such committee receive, further, an additional fee of USD10,000.

7) Appointment of the independent auditors and approval of their fees.

The Meeting resolved to appoint PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d'entreprises, and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year ending December 31, 2009, to be engaged until the next annual general meeting that will be convened to resolve on the 2009 accounts.

The Meeting also approved the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2009, broken-down into four currencies (Argentine Pesos, Euro, Mexican Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 5,163,342.00; EUR 70,900.00; MXN 11,232,744.00 and USD 183,821.00, and authorized the audit committee of the Board of Directors to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8) Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

The Meeting resolved to authorize the Board of Directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

9) Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

The Meeting resolved to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, and to delegate to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s general shareholders meeting.

10) Authorization to the Board of Directors of the Company or the board of directors or other governing bodies of the Company’s subsidiaries to acquire shares of the Company.

The Meeting resolved to authorize the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by ADRs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that, among other conditions,  the nominal value of the shares so acquired, together with shares previously acquired by the Company, the Company’s wholly-owned subsidiaries or any other person acting on the Company’s behalf, and not cancelled, shall not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions of shares made through a stock exchange in which the shares or ADRs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market, and that the purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADRs in the New York Stock Exchange during the five trading days in which transactions in the ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are purchased and, in the case of purchases of shares other than in the form of ADRs, the per share purchase price may not exceed the maximum nor may it be lower than the minimum purchase prices that would have applied in case of an ADR purchase divided by the number of underlying shares represented by an ADR at the time of the relevant purchase. In addition, the acquisitions of shares or ADRs carried out pursuant to this authorization shall be made on the other terms and subject to the other conditions described in the relevant item of the Shareholder Meeting Brochure and Proxy Statement submitted to the U.S. Securities and Exchange Commission on Form 6-K on May 5, 2009 (available through http://www.sec.gov/), and shall comply with the relevant provisions of he Luxembourg law of August 10, 1915 on commercial companies and, where applicable, with the laws and regulations of the markets where the shares or other securities representing shares are traded.